SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	October 27, 2004 at 8.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso Langerbrugge Mill paper machine to be modified

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso will modify part of its newsprint machine 4 at Langerbrugge Mill in Belgium. The machine is performing efficiently and the quality of the paper is good. However, there is a problem with dust accumulating on printing plates when printing a high number of copies on certain printing machines. It has therefore been decided to modify the press section of the paper machine to ensure the highest quality in every respect.

Stora Enso and Metso have agreed on the modification required, which Metso will undertake as the supplier responsible for the machine. The modification will take about five weeks and is scheduled for early 2005. About 40 000 tonnes of production will be lost during the shutdown.

Langerbrugge Mill’s paper machine 4, which started up in May 2003, is the world’s largest newsprint machine. It utilises exclusively recovered paper as raw material and has an annual production capacity of 400 000 tonnes, producing 45 g/m² newsprint.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and about 15.7 million tonnes of paper and board annual production capacity and 7.4 million m3 of sawn wood products, including 2.8 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel

Date: October 27, 2004